June 10, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       ThumzUp Media Corporation

Registration Statement on Form S-1

Filed April 29, 2021

File No. 333-255624

Dear Sir or Madam:

By this letter we are responding to your letter dated May 25, 2021 addressed to Robert Steele, Chief Executive Officer of ThumzUp Media Corporation (the “Company”). For convenience of staff, we have provided below full text of each comment in the order given to us followed by our response.

Cover Page

1.      Please revise your disclosure throughout the filing to clarify that the selling stockholders will sell at a fixed price or within a bona fide price range until your shares are listed or quoted on an established public trading market, and thereafter at prevailing market prices or privately negotiated prices. Please disclose the fixed price or bona fide price range in the prospectus. Refer to Item 501(b)(3) of Regulation S-K.

In accord with staff’s request we have revised our disclosures throughout the filing clarifying that the selling stockholders will sell at a price of $1.00 per share  whether into a public market or private sale until such time as the securities are listed on OTCQB following which date the Selling Shareholders may sell at prevailing market prices or at any price in privately negotiated transactions.

2.        Please clarify that of the 2,765,438 shares of common stock being offered by the selling shareholders, 2,010,938 shares of common stock are issuable upon conversion of promissory notes and accrued interest held by the selling shareholders.

We have clarified that of the 2,765,438 shares of common stock being offered by the selling shareholders, 2,010,938 shares of common stock are issuable upon conversion of promissory notes and accrued interest by the selling shareholders.

Prospectus Summary Page 1

3.	Please disclose in the prospectus summary that you have not yet generated any revenue and that there is substantial doubt about your ability to continue as a going concern.

Division of Corporation Finance

June 10, 2021

We have disclosed in the prospectus summary that we have not generated any revenue and that there is substantial doubt about our ability to continue as a going concern.

Our officers and directors are engaged in other activities …..” Page 9

4.	Please disclose the potential activities that could raise conflict of interest issues. We note your risk factor that your officers and directors "are engaged in activities that could have conflicts with our business interests" and that they "may engage in other activities."

We have disclosed that our “officers and director do not devote full time to the affairs of the Company and could allocate their time and attention to other business ventures which may not benefit the Company.”

Management's Discussion and Analysis of Financial Condition and Results of Operations JOBS Act, page 18

5.	You disclose here that you are an emerging growth company and that you have elected to opt in to the extended transition period for complying with new or revised accounting standards. Please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

We have added a risk factor entitled “We are an emerging growth company under the JOBS Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.” This risk includes disclosure that our financials may not be comparable to companies that comply with public company effective dates. Moreover we have also expanded on this emerging company disclosure in the last paragraph of the risk factor that follows which is entitled “Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.”

Micro Influencer Software Technology, page 19

6.	Please disclose any material assumptions and limitations associated with the comparison of your business to the growth of Uber, DoorDash, AirBnb, and Etsy. Specifically, clarify in which respects your company is similar to these examples and how the examples and the growth metrics provided relate to your technology and business plan.

We have revised the disclosures as follows: “We are a start-up, pre-revenue entity building new real-time platforms to support the gig economy. We believe that acceptance of our app and revenue growth can be driven by our empowering everyday people to make money by posting about what they find to be enjoyable or attractive on social media. Thumzup in our view is a conduit for advertisers to connect directly with consumers and we will need to secure enough advertisers to make our app an attractive platform for adoption and scalability. No assurance can be given that we will be able to achieve these results”.

Division of Corporation Finance

June 10, 2021

Go to Market Strategy, page 28

7.	Please disclose how you intend to calculate Return On Ad Spend.

We have disclosed that tracking software available to advertisers can determine sales driven to the advertiser’s online store from Thumzup landing pages. ROAS is the amount of sales that came to the online store from the Thumzup landing pages divided by the advertiser cost of sales and campaign.

Phase Two, page 29

8.	Please clarify your timing of Phase One and Phase Two and when you expect to begin generating revenue.

We have disclosed the following at the end of the narrative describing Phase Two: “We expect Phase One to begin in Q4 2021 and Phase Two to commence in Q2 2022. We anticipate being able to report revenues with the close of Q1 2022.”

Management, page 31

9.	Please include biographical disclosure regarding all executive officers and significant employees of the company. In this regard, we note that Daniel Lupinelli is listed as your Chief Technology Officer on your website and is a significant shareholder of the company. Also, provide executive compensation disclosure for Daniel Lupinelli and Lindsay Jones, your Acting Chief Financial Officer, or tell us why this disclosure is not required. Refer to Item 401 and Item 402(m)(2)(ii) of Regulation S-K.

Robert Steele is currently the sole employee, officer and director of Thumzup Media Corporation. The company uses independent contractors, software developers and consultants. Danny Lupinelli and Lindsay Jones are independent contractors. Mr. Lupinelli advises Mr. Steele on certain software and technology matters from time to time and is employed elsewhere as we have provided in his biographical disclosure. The Company has not entered into any agreements with Mr. Lupinelli and has not compensated him for any advice provided. Mr. Jones is the outsourced consultant who oversees maintenance of the Company’s books and records and the preparation of our financial statements. We have paid Mr. Jones approximately $13,200 from inception of the Company through May 31, 2021.

We included biographical disclosures regarding all executive officers and significant employees of the company and provided executive compensation disclosure for Daniel Lupinelli and Lindsay Jones pursuant to Item 401 and 402(m)(2)(ii) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters, page 32

10.	Please revise your security ownership table to be as of a more recent date so that the common stock sales between December 31, 2020 and April 28, 2021 are taken into account, and, if applicable, any beneficial owners of more than five percent of any class of your voting securities are disclosed in the table. Refer to Rule 13d-3(d). Refer to Item 403 of Regulation S-K.

Division of Corporation Finance

June 10, 2021

We have provided a revised security ownership table as in effect as of May 31, 2021 .

Signatures, page II-5

11.	Please explain why Lindsay Jones, your Acting Chief Financial Officer, has not signed the registration statement and your Chief Executive Officer, Robert Steele, is also identified as the Principal Financial and Accounting Officer.

Mr. Jones is a management consultant who on an outsourced basis oversees our books and records and assists in preparation of our financial statements. Mr. Steele is our Chief Accounting Officer. Please see our response to question 9 above.

General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications .

Accompanying this letter we are supplementally providing a deck and form of email transmittal sent to potential investors. The undersigned conducted the communications with investors and no other persons were authorized to do so.

We further acknowledge that, that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aaron A. Grunfeld, the company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this response.

Sincerely,

/s/ Robert Steele

cc (via e-mail): Aaron A. Grunfeld

Thumzup
$0.00
Search by location or brand
WEAR CLICK
weezly
juicem
Wearclick
$5.00 to Post
Weezly . . .
$3.00 to Post
Juicem . . .
$3.00 to Pos
5 Dollars
7 Dollars
Robert's Coffee
0.5 miles away
Dave's Bistro
0.3 miles away

Thumzup

Available on the App Store

Get it on Google play

Coming soon

All Rights Reserved.
Copyright 2021.

1

Disclaimer

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are valid only as of today, and we disclaim any obligation to update this information. Actual results may differ significantly from management's expectations. These forward-looking statements involve risks and uncertainties that include, among others, risks related to potential future losses, amount of, obtaining and satisfying terms of credit lines, competition, financing and commercial agreements and strategic alliances, seasonality, potential fluctuations in operating results and rate of growth, management of potential growth, system interruption, consumer and industry trends, limited operating history, and government regulation. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the objectives and plans of the Company will be achieved.

All Rights Reserved. Copyright 2021.
2

Verizon LTE
11:39 AM
Personal Hotspot: 1 Connection
Instagram
Solisluci #ad I am thrilled with my new red pumps from Wearclick. Get $20 off your first order with code: #WC0621 #thumzup

Getting people paid to post about what they love

Democratizing influencer marketing

Making it possible for everyone to be an influencer

All Rights Reserved. Copyright 2021.
4

LARGE FAST GROWING MARKET

ONLINE ADVERTISING MARKET 2023 FORECAST

$160 BILLION

GROWING 9% ANNUALLY UP FROM $123 BILLION IN 2019

INFLUENCER MARKETING SEGMENT
(PAYING PEOPLE TO POST)
2022 FORECAST

$15 BILLION

GROWING 28% ANNUALLY UP FROM $7 BILLION IN 2019

https://www.marketingcharts.com/charts/us-advertising-media-market-sizes-2019-vs-2023/attachment/pwc-us-ad-market-sizes-2019-2023-june2019

https://www.businessinsider.com/influencer-marketing-report#:~:text=The%20influencer%20marketing%20industry%20is,gold%20standard%20for%20the%20group.

All Rights Reserved. Copyright 2021.

5

PROBLEM

Small influencers have the **highest** response rate

<1.000 followers	<5.000 followers	<10.000 followers	<100.000 followers	100.000+ followers
7.2%	5.3%	3.7%	2.1%	1.1%

Big influencers are easy to hire and manage

SOLUTION

Instagram

Thumzup aggregates many smaller influencers and makes hiring and managing them easy

Thumzup makes it easy for a business to pay their customers to tell their friends on social media

https://www.wordstream.com/blog/ws/2016/02/29/google-adwords-industry-benchmarks

https://www.hochmanconsultants.com/cost-of-ppc-advertising/

All Rights Reserved. Copyright 2021.

6

How It Works

Get Paid
To Post

Available on the App Store

Get it on Google play

Thumzup

Customers share a photo through Thumzup at your business

They Get Paid To Post

Their friends learn about your business

You may choose to give a discount to their friends

All Rights Reserved. Copyright 2021.

7

Give A Thumzup - Get $20

Share a photo of your purchase with your friends and get $20

Verizon LTE
11:39 AM
Personal Hotspot: 1 Connection
Instagram
Solisluci #ad I am thrilled with my new red pumps from Wearclick. Get $20 off your first order with code: #WC0621 #thumzup

Download "Thumzup"

Posts to your Instagram

The Thumzup app pays you the rebate via Venmo after it confirms your post

Take a picture of this bar code to get the app automatically

Share a photo of your order with your friends

Place postcards in orders

We provide the postcards

All Rights Reserved. Copyright 2021.

8

Features

Feature	Benefit
Users search for brands they like	Users easily discover brands to post about
Users get paid to post about brands	Thumzup posts are better than ads
System allows posts to be reviewed before user is paid	Quality control
Users opt-in to receive texts	Thumzup can give feedback on posts
Posts can contain promo codes	Advertisers can drive and track sales
Landing page links	Advertisers can track ROAS
See locations that pay on the map	Drives users to buy from Thumzup advertisers
See feed from other users	Builds Thumzup community
See users who repeatedly post	Target the brands best fans

All Rights Reserved. Copyright 2021.

9

Business Model

20%

Per Post Fee

An advertiser that buys 100,000 posts to payout $8 to Thumzup users would purchase the posts for $10.00 each or $1,000,000

Set Up Fee

$49 per location

All Rights Reserved. Copyright 2021.

10

Timeline

Nov 2020 — $215K Convertible Seed

Mar 2021 — Common Stock Offering

April 2021 — Minimum Viable Product App in App Store

July 2021 — S1 deemed effective Trading on OTC

Aug 2021 — Advertiser Dashboard Working

Sep 2021 — Seek to uplist to national exchange

Launch with pre-paid campaigns Including national brands

All Rights Reserved. Copyright 2021.

11

Adidas Superfan / Influencer Data Sample

Instagram username	followers	following	# of Adidas posts	location	Links to #adidas posts and timestamps
i_am_glute	929	2653	4	Branson, Missouri	https://www.instagram.com/p/B8H4uE8gpZR : 2020-02-03 23:32:23', https://www.instagram.com/p/B715J9BgpCV : 2020-01-27 23:48:23',
kaileygdavis	1070	625	2	Los Angeles, California	https://www.instagram.com/p/B76aDiWHdS2 : 2020-01-29 17:52:07', https://www.instagram.com/p/B73rqBEBTdv : 2020-01-28 16:28:12']
brandyyfitt	1022	946	2	Wasilla, Alaska	https://www.instagram.com/p/B7o3fKTj665 : 2020-01-22 22:22:58', https://www.instagram.com/p/B7RsBMejMd1 : 2020-01-13 22:20:14']
acontifitness	965	551	5	Georgia	https://www.instagram.com/p/B7eV0-LDj2w : 2020-01-18 20:17:07', https://www.instagram.com/p/B7EoEBuDTwA : 2020-01-08 20:35:45',
djlauryloky	910	1300	3	New York, New York	https://www.instagram.com/p/B627FQEIKb3 : 2020-01-03 12:52:22', https://www.instagram.com/p/B65oPT9IWx8 : 2020-01-04 14:05:26',
thorbearthings	895	1214	3	Lincoln Park, Michigan	https://www.instagram.com/p/B7be54JBS5e : 2020-01-17 17:42:57', https://www.instagram.com/p/B7Bzx64Bv2V : 2020-01-07 18:21:04',

We can connect our clients with the exact influencers and superfans they want to work with

These influencers will have the highest response rates for Adidas posts because of the authenticity - they are fans of the brand – their friends EXPECT them to post about Adidas

12

Advertiser Dashboard

Set Campaign Budgets

payout by user | payout by day | payout by week

Approve or Disapprove posts

Y/N

All Rights Reserved. Copyright 2021.

13

Management

Robert Steele
CEO

20+ years experience in finance and technology. President & CEO of 2 public companies. Past clients: GMAC, AOL, ABB, FedEx, Warner Bros., BMG, Amgen, Sony/ATV

Danny Lupinelli
Technical Co-Founder

15+ years software development experience. With a focus on Adtech. Previously software engineering manager at Honey, Hulu and Rubicon Project

All Rights Reserved. Copyright 2021.

14

Competition

	Thumzup	Heartbeat	Worth	REP	tapinfluence IZEA
Mobile App	✓	✓	✓	✓	✓
Clients		✓	✓	✓	✓
Priced like Pay-Per-Click	✓	✓	✓		
Agency-fee Model				✓	✓
Focused On Everyday People	✓				
Focused On People Who See Themselves As Influencers		✓	✓	✓	✓

All Rights Reserved. Copyright 2021.

15

Deals in the Space

Ahalogy — Bought by Quotient for $50M in 2018

WHOSAY — Bought by Viacom in 2018

reelio — Bought by Fullscreen in 2018

Gnack — Bought by NeoReach in 2018

FAMEBIT by YouTube — Bought by Youtube / Google in 2016

HELLO SOCIETY — Bought by New York Times in 2016

https://mediakix.com/blog/influencer-marketing-acquisitions-agencies-mcns/

All Rights Reserved. Copyright 2021.

16

Thumzup Opportunity

$15B

Market Growing 28%

No Clear Leader

Disruptive Big Idea

Strong Team

All Rights Reserved. Copyright 2021.

17

Verizon LTE
11:39 AM
Personal Hotspot: 1 Connection
Instagram
Solisluci #ad I am thrilled with my new red pumps from Wearclick. Get $20 off your first order with code: #WC0621 #thumzup

Contact

Robert Steele

CEO

310-968-4213

Robert@Thumzupmedia.com

All Rights Reserved. Copyright 2021.

18

Hello

I am very excited about my new company, Thumzup.

At Thumzup, we are setting out to democratize social media by creating a platform where people can get paid to post about the things they love - making everyone an influencer.

We are doing a round of Common Stock at $1.00 per share. I have attached an investor deck that gives the overview of the company.

If you become interested in participating in this offering, you would complete and sign these three documents and then scan and email back to me.

1) Stock Purchase Agreement,
2) Registration Rights Agreement, and
3) Investor Questionnaire.

Wiring instructions attached.

If you would like to schedule an additional call to discuss, please suggest a time that works for you.

Sincerely,

Robert Steele
CEO
www.thumzupmedia.com
robert@thumzupmedia.com
310-968-4213 (cell)

This email contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are valid only as of today, and we disclaim any obligation to update this information. Actual results may differ significantly from management's expectations. These forward-looking statements involve risks and uncertainties that include, among others, risks related to potential future losses, amount of, obtaining and satisfying terms of credit lines, competition, financing and commercial agreements and strategic alliances, seasonality, potential fluctuations in operating results and rate of growth, management of potential growth, system interruption, consumer and industry trends, limited operating history, and government regulation. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the objectives and plans of the Company will be achieved.